Exhibit 99.1

VivoPower’s Tembo announces definitive agreement with pre-eminent jeepney group, Sarao Motors, in the Philippines’ estimated US$10bn jeepney market

Iconic jeepneys are the main form of public transport in the Philippines, with over 200,000 in service

Jeepneys account for approximately one-third of carbon emissions in the country

Established in 1953, Sarao Motors is the Philippines’ pre-eminent jeepney group

Sarao Motors selected Tembo to be its exclusive partner to provide electric jeepneys

Tembo will continue to be able to work with other companies to provide electric jeepney solutions

LONDON, 3 OCTOBER 2024 – Tembo E-LV B.V. (“Tembo”), a subsidiary of Nasdaq-listed B Corporation, VivoPower International PLC (Nasdaq: VVPR) (“VivoPower”), is very pleased to announce its definitive partnership agreement with the iconic Philippine jeepney manufacturer Sarao Motors (“Sarao”).

With a strategic focus on delivering purpose-driven sustainable transport solutions, Tembo will provide Sarao with state-of-the-art and cost-effective solutions to electrify the next generation of public utility jeepneys. Deliveries of Tembo’s electric jeepney kits are already en route to the Philippines and expected to be at Sarao’s headquarters in Las Piñas City, Metro Manila within the next weeks.

Sarao is the long-standing and iconic leader in jeepney manufacturing in the Philippines, establishing itself as the top choice over decades for the majority of jeepney co-operatives, operators and drivers. Since 1953, the company has become synonymous with the colourful and ornately designed public utility vehicle symbolising Filipino culture. In 1981, it was the first jeepney company to be commissioned by the Vatican to make a jeepney popemobile for Pope John Paul II’s visit to the Philippines.

Importantly, Sarao owns the largest dedicated jeepney facility in the Philippines, with over 20,000 square-metres, based in a prime location in Las Piñas City. Furthermore, it also has its own jeepney routes and jeepneys that service these routes. VivoPower and Tembo will provide technical support to Sarao as Sarao transforms this site into a state-of-the-art sustainable energy solutions facility with modern assembly facilities and charging stations.

Edgardo ‘Ed’ Sarao, Vice President, Sarao Motors, said: “Together, we are bringing back the glory days of the Philippines’ jeepney industry, creating local jobs and opportunities, while preserving the cultural heritage that the jeepney represents. With this partnership, we’re raising the bar for the Philippine transportation industry and starting a future that honours tradition and embraces innovation. Seeing Tembo’s remarkable speed, technical expertise, and cost efficiency, we know they are the right partner for this journey.”

Leonard John ‘LJ’ Sarao, Operations Supervisor, Sarao Motors, said: “The Philippine jeepney, ever so resilient, will receive a big overhaul with its new electric powertrain. Preserving its roots and improving performance and efficiency, let us all move forward with making our public transport safer and environmentally friendly. In partnership with Tembo, we are looking forward to propelling our cultural icon into the future.”

Page | 1

Executive Chairman and CEO of VivoPower, Kevin Chin, said: “We are absolutely honoured that Tembo is partnering with Sarao Motors, a household name in the Philippines that is well recognised and highly respected by the Philippines government and the Filipino people alike. For Sarao to have selected Tembo as its exclusive e-jeepney kits and solutions provider, it is a testament to the considered, careful, and comprehensive approach to the engineering quality and safety that underpins our culture and modus operandi. As a B Corporation, we are steadfastly committed to the triple bottom line of People, Planet and Profit. We will not yield to short-term pressures that could lead to decisions that compromise the safety and comfort of passengers of e-jeepneys and the economic livelihood of those who work in the jeepney industry, especially the co-operatives and drivers. Our mission with the electric jeepney programme is to help enable the jeepney industry in the Philippines to be modernised, electrified and resurrected. Jobs can be created by leveraging local craftsmanship. We are confident that our partnership with Sarao will boost job opportunities in the jeepney transportation and manufacturing sectors of the Philippines, ensuring that the traditional skills of jeepney builders are not only protected but also advanced through new EV technologies. Furthermore, the integration of Tembo’s EV chassis allows us to keep jeepneys on the road while meeting modern environmental standards, paving the way for a cleaner, greener future. The partnership honours the legacy of Sarao’s design, ensuring that the look and feel of the beloved jeepney remains intact while enhancing its efficiency, durability, and performance with next-gen EV tech. In Sarao, we have found a partner with the same ethos and long-term mindset, with genuine care for its customers, passengers and the people of the Philippines. We are also looking forward to supporting Sarao behind the scenes as it seeks to revitalise the jeepney industry locally in the Philippines. Jeepneys are the number one cultural icon of the Philippines, and we fully support that the next generation of jeepneys need to ultimately be made by Filipinos for Filipinos.”

About VivoPower

Established in 2014, VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions.

The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are a 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, construction, infrastructure, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners, helping to perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and seeks to further the circular economy. Tembo is a subsidiary of VivoPower, a Nasdaq-listed B Corporation.

Page | 2

About Sarao Motors

Founded in 1953, Sarao Motors is an iconic Filipino company known for pioneering the design and manufacturing of the Philippine jeepney, a symbol of the country’s cultural and transportation heritage. Over the decades, Sarao has continuously evolved, providing durable and customizable jeepneys that cater to the needs of Filipino commuters. Today, Sarao Motors is at the forefront of innovation, driving sustainable solutions through the development of electric jeepneys while preserving the tradition and legacy of the iconic jeepney industry.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Page | 3